June 29, 2021	Abigail P. Hemnes abigail.hemnes@klgates.com T +1 617 951 9053 F +1 617 261 3175

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 02549

Attention: Sonny Oh

Re:	John Hancock Investment Trust (the “Trust”) — File Nos. 002-10156 and 811-00560 Registration Statement on Form N-1A

Dear Mr. Oh:

On behalf of the Trust, we submit this letter in response to comments received by telephone on May 11, 2021, from the staff (“Staff”) of the Securities and Exchange Commission (the “SEC”) with respect to Post-effective Amendment No. 208 under the Securities Act of 1933, as amended, and Amendment No. 160 under the Investment Company Act of 1940, as amended (the “1940 Act”), to the Trust’s Registration Statement on Form N-1A, filed with the SEC on March 26, 2021, accession no. 0001133228-21-001648 (the “Amendment”). The Amendment relates to the Mid Cap Growth Fund, a new series of the Trust (the “Fund”).

For convenience, we have set forth each comment below, followed by the Trust’s response. Unless otherwise stated, capitalized terms have the same meaning as in the Amendment.

General Comments

1.	Comment — Please note that comments we provide with respect to the registration statement for Class A, Class C, Class I and Class R6 shares apply equally to the registration statement for Class NAV shares.

Response — The Trust so notes.

2.	Comment — Please include the exchange ticker symbol for each class of shares of the Fund on the front covers of the prospectus and the Statement of Additional Information (the “SAI”).

K&L Gates LLP State Street Financial Center One Lincoln Street Boston MA 02111 T +1 617 261 3100 F +1 617 261 3175 klgates.com

Response — The exchange ticker symbol of each class of shares of the Fund will be included on the front cover of the prospectus and the SAI when such class is offered to the general public.

Prospectus Comments

3.	Comment — Under “Fund Summary — Fees and expenses,” if the Trust intends to designate Class I shares of the Fund as “Clean Shares” for purposes of the relief provided by the SEC staff in its no action letter to Capital Group (publicly available January 11, 2017) (“Capital Group”), please confirm that the conditions of, and disclosure required by, that letter have been satisfied.

Response — The Trust notes that certain brokers may use Class I shares as “Clean Shares” for purposes of the relief provided in Capital Group. Supplementally, the Trust confirms that the conditions described in that letter have been satisfied.

4.	Comment — Under “Fund Summary — Fees and expenses,” in the “Shareholder fees” table, please move the information in parentheses regarding the Class A maximum deferred sales charge to a footnote.

Response — The Trust believes that the placement of this disclosure is appropriate. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

5.	Comment — Please provide for the Staff’s review completed fee tables under “Fund summary — Fees and expenses” as part of this letter.

Response — The fee and expense tables for the Fund are included in Appendix A to this letter.

6.	Comment — Regarding the disclosure under “Fund summary — Expense example,” please disclose in the narrative introduction that the contractual waivers, if any, are reflected for only one year or the duration of the waiver.

Response — The Trust confirms that the expense examples reflect the effect of any contractual fee waivers only for the periods described in the fee table, as permitted by Instruction 4(a) to Item 3 of Form N-1A. However, as Form N-1A does not require disclosure related to this approach, the Trust respectfully declines to make any changes in response to this comment.

7.	Comment — Under “Fund summary — Principal investment strategies,” we note that information regarding the market capitalization ranges of the companies included in the Russell Mid Cap Index and S&P Mid Cap 400 Index is provided as of October 31, 2020. Please provide as of a more recent date.

Response — The Trust has updated its disclosure in response to this comment.

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8.	Comment — In the second paragraph under “Fund summary — Principal investment strategies,” please briefly explain what the term “attractive industry dynamics” means in the context of security selection.

Response — Supplementally, the Trust notes that term “attractive industry dynamics” refers to potential investment opportunities derived from economic and individual company analysis of market forces that may impact consumers and producers, such as fluctuations in supply and demand for a particular product or service. As set forth in the Fund’s principal investment strategy, “attractive industry dynamics” is one of many indicators the Fund will consider in making investment decisions for the Fund.

9.	Comment — The Fund states in the third paragraph under “Fund summary — Principal investment strategies” that it may “invest up to 25% of its total assets in foreign securities, including emerging market securities.” Please disclose the method the Fund uses to determine whether an investment is in an emerging markets country or company.

Response —The Trust will add the following disclosure after the second sentence of the second paragraph under its “Principal Investment Strategies”:

The manager will consider, but is not limited to, the MSCI market classifications in determining whether a country is a developed or emerging market country.

10.	Comment — The Fund states in the third paragraph under “Fund summary — Principal investment strategies” that it may “focus its investments in a particular sector or sectors of the economy.” Please disclose the particular sector in which the Fund intends to focus and provide corresponding risk disclosure.

Response — The Fund does not intend to invest in any particular sector on an ongoing basis. Accordingly, the Trust has removed this disclosure from the principal investment strategies.

11.	Comment — Under “Fund summary — Principal risks,” the Staff notes that the principal risks appear in alphabetical order. Please reorder the risks to prioritize the risks that are most likely to adversely affect the Fund’s net asset value, yield and total return. Please note that after listing the most significant risks to the Fund, the remaining risks may be alphabetized. See Dalia Blass, Keynote Address - ICI Securities Law Developments Conference, October 25, 2018, available at: https://www.sec.gov/news/speech/speech-blass-102518# and ADI-2019-08 - Improving Principal Risks Disclosure.

Response — The Trust respectfully submits that the current order of the principal risks is in compliance with the requirements of Form N-1A, which does not require listing the principal risks of investing in a fund in any particular order. The Trust further notes that the alphabetical ordering convention of its “Principal risks” is consistent across the John Hancock complex. However, in order to clarify for shareholders that they should not make any assumptions regarding the

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significance of the risk factors based on their current order, the Trust includes the following disclosure in the introductory paragraph under the heading “Fund summary — Principal risks:”

“The fund’s main risks are listed below in alphabetical order, not in order of importance.”

12.	Comment — Under “Fund summary—Principal risks,” please include disclosure regarding the Fund’s exposure to currency risks.

Response — The Trust respectfully notes that the disclosure under “Foreign securities risk” in this section states that “Currency fluctuations and political and economic developments may adversely impact the value of foreign securities.” Further, the risk disclosure is standard across all similarly situated funds in the John Hancock fund complex. In order to achieve uniformity of such disclosure across all of the John Hancock funds, the Trust respectfully declines to make any changes in response to this comment.

13.	Comment — Under “Fund summary—Principal risks,” we note that the “Foreign securities risk” disclosure includes risks related to depositary receipts. If the Fund intends to principally invest in such instruments, please disclose such strategy in the Fund’s principal investment strategy.

Response — The Trust has added disclosure regarding the Fund’s investments in depositary receipts in the Fund’s principal investment strategy.

14.	Comment — Under “Fund summary — Principal risks,” the staff notes that “High portfolio turnover” risk is included as a principal risk of the Fund. Accordingly, please disclose in “Fund summary — Principal investment strategies” that the Fund may engage in active and frequent trading of portfolio securities.

Response — Upon review, the Trust confirms that “High portfolio turnover” risk is not applicable to the Fund and has removed such risk.

15.	Comment — Under “Fund summary — Principal risks,” please consider whether “Liquidity risk” is an appropriate principal risk given the Fund’s investment strategy.

Response — The Trust notes that “Liquidity risk” is designed to capture a general principal risk applicable to the Fund’s portfolio given the broad range of companies and jurisdictions in which the Fund may invest. The Trust respectfully declines to make any changes in response to this comment.

16.	Comment — Under “Fund summary — Principal risks,” the staff notes that “Privately held and newly public companies” risk is included as a principal risk of the Fund. Please include a corresponding investment strategy in the Fund’s principal investment strategy.

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Response — Upon review, the Trust confirms that “Privately held and newly public companies” risk is not applicable to the Fund and has removed this risk.

17.	Comment — In “Fund summary — Portfolio management” please state the month and year that each portfolio manager began managing the Fund, rather than stating that each portfolio manager managed the Fund since inception.

Response — Generally, the date that a newly established John Hancock fund (such as the Fund) commences operations is not known at the time that the fund’s shares are registered with the SEC. Thus, if a portfolio manager is expected to manage the fund when it commences operations, the John Hancock funds’ usual practice is to disclose that the portfolio manager has managed the fund since inception, in order to preserve flexibility in disclosure for new funds. The Fund will include the month and year in which the Fund commenced operations at the first routine annual update of the Fund’s registration statement. Accordingly, the Trust respectfully declines to make any changes in response to this comment at this time.

18.	Comment — Under “Fund details — Principal investment strategies,” we note that the first four paragraphs are currently presented in brackets.

Response — The Trust confirms that the disclosure will be finalized per the comments received in this letter and all brackets removed.

19.	Comment — Under “Fund details — Principal risks of investing — Equity securities risk,” we note the sub-item with disclosure specific to “Growth investing risk.” Please include such risk in the summary risk section of the prospectus as well.

Response — The Trust respectfully notes that the “Fund summary — Principal risks — Equity securities risk” currently includes the following disclosure: “Growth company securities may fluctuate more in price than other securities because of the greater emphasis on earnings expectations.” Accordingly, the Trust respectfully declines to make any changes in response to this comment.

20.	Comment — In Appendix 1, under the heading “Ameriprise Financial Services, Inc.,” please provide the effective date of such applicable sales charge waivers for consistency with the other intermediary fee waiver disclosures.

Response — The Trust has made the requested change.

SAI Comments

21.	Comment — Under “Investment Management Arrangements and Other Services — The subadvisory agreement — subadvisory fees,” please disclose the method of calculating the subadvisory fees payable to the subadvisor.

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Response — The Trust respectfully incorporates the response provided to the Staff by the Trust in its February 26, 2019 letter responding to this comment.

Part C Comments

22.	Comment — Please confirm that all applicable exhibits have been filed with respect to the Fund and any exhibits incorporated by reference include hyperlinks to the relevant previous filings.

Response — The Trust confirms that all applicable exhibits either have been filed or will be filed with the next amendment to the Trust’s registration statement and any exhibits incorporated by reference include hyperlinks to the relevant previous filings.

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The Trust, on behalf of the Fund, intends to file definitive forms of prospectus and SAI that will reflect the above responses to the Staff’s comments. If you have any questions, please call me at (617) 951-9053.

Sincerely,

/s/ Abigail P. Hemnes
Abigail P. Hemnes

cc:	Thomas Dee, Assistant Secretary of the Trust
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Appendix A

Fee Schedules

Fees and expenses

This table describes the fees and expenses you may pay if you buy, hold, and sell shares of the fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples below. You may qualify for sales charge discounts on Class A shares if you and your family invest, or agree to invest in the future, at least $50,000 in the John Hancock family of funds. Intermediaries may have different policies and procedures regarding the availability of front-end sales charge waivers or contingent deferred sales charge (CDSC) waivers (See Appendix 1 - Intermediary sales charge waivers, which includes information about specific sales charge waivers applicable to the intermediaries identified therein). More information about these and other discounts is available from your financial professional and on pages 13 to 15 of the prospectus under “Sales charge reductions and waivers” or pages 84 to 89 of the fund’s Statement of Additional Information under “Sales Charges on Class A and Class C Shares.”

Shareholder fees (%) (fees paid directly from your investment)	A	C	I	R6
Maximum front-end sales charge (load) on purchases, as a % of purchase price	5.00	None	None	None
Maximum deferred sales charge (load) as a % of purchase or sale price, whichever is less	1.00 (on certain purchases, including those of $1 million or more)	1.00	None	None
Small account fee (for fund account balances under $1,000) ($)	20	20	None	None

Annual fund operating expenses (%) (expenses that you pay each year as a percentage of the value of your investment)	A	C	I	R6
Management fee	0.83	0.83	0.83	0.83
Distribution and service (Rule 12b-1) fees	0.25	1.00	0.00	0.00
Other expenses[1]	0.16	0.16	0.16	0.05
Total annual fund operating expenses	1.24	1.99	0.99	0.88
Contractual expense reimbursement[2]	–0.08	–0.08	–0.08	–0.08
Total annual fund operating expenses after expense reimbursements	1.16	1.91	0.91	0.80

1	“Other expenses,” such as expected transfer agency expenses, have been estimated for the first year of operations of the fund’s Class A, Class C, Class I, and Class R6 shares.

2	The advisor contractually agrees to reduce its management fee by an annual rate of 0.07% of the fund’s average daily net assets. This agreement expires on 7/31/2023, unless renewed by mutual agreement of the fund and the advisor based upon a determination that this is appropriate under the circumstances at that time. The advisor also contractually agrees to waive a portion of its management fee and/or reimburse expenses for the fund and certain other John Hancock funds according to an asset level breakpoint schedule that is based on the aggregate net assets of all the funds participating in the waiver or reimbursement. This waiver is allocated proportionally among the participating funds. This agreement expires on 7/31/2023, unless renewed by mutual agreement of the fund and the advisor based upon a determination that this is appropriate under the circumstances at that time.
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Expense example

This example is intended to help you compare the cost of investing in the fund with the cost of investing in other mutual funds. Please see below a hypothetical example showing the expenses of a $10,000 investment for the time periods indicated and then, except as shown below, assuming you sell all of your shares at the end of those periods. The example assumes a 5% average annual return and that fund expenses will not change over the periods. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

Expenses ($)	A	C		I	R6
Shares		Sold	Not Sold
1 year	612	294	194	93	82
3 years	866	617	617	307	273

Fees and expenses

This table describes the fees and expenses you may pay if you buy, hold, and sell shares of the fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples below.

Shareholder fees (%) (fees paid directly from your investment)	NAV
Maximum front-end sales charge (load)	None
Maximum deferred sales charge (load)	None

Annual fund operating expenses (%) (expenses that you pay each year as a percentage of the value of your investment)	NAV
Management fee	0.83
Other expenses[1]	0.04
Total annual fund operating expenses	0.87
Contractual expense reimbursement[2]	–0.08
Total annual fund operating expenses after expense reimbursements	0.79

1	“Other expenses” have been estimated for the fund’s first year of operations.

2	The advisor contractually agrees to reduce its management fee by an annual rate of 0.07% of the fund’s average daily net assets. This agreement expires on 7/31/2023, unless renewed by mutual agreement of the fund and the advisor based upon a determination that this is appropriate under the circumstances at that time. The advisor also contractually agrees to waive a portion of its management fee and/or reimburse expenses for the fund and certain other John Hancock funds according to an asset level breakpoint schedule that is based on the aggregate net assets of all the funds participating in the waiver or reimbursement. This waiver is allocated proportionally among the participating funds. This agreement expires on 7/31/2023, unless renewed by mutual agreement of the fund and the advisor based upon a determination that this is appropriate under the circumstances at that time.

Expense example

This example is intended to help you compare the cost of investing in the fund with the cost of investing in other mutual funds. Please see below a hypothetical example showing the expenses of a $10,000 investment for the time periods indicated and then assuming you sell all of your shares at the end of those periods. The example assumes a 5% average annual return and that fund expenses will not change over the periods. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

Expenses ($)	NAV
1 year	81
3 years	270
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